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PROCESSING
RECEIVED
FEB 2 5 2005
SEC MAIL
SECTION
213
WASH., D.C.

ANNUAL AUDITED REPORT
`FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164-12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Boston Institutional Services, Incorporated

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

100 Summer Street, Suite 1600
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Ward Blodgett   617-223-5604
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – if individual, state last, first, middle name)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Ward Blodgett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Institutional Services, Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANYA JAMES
Notary Public
My Commission Expires
October 10, 2008

_____
Notary Public

_____
Signature

_____
President
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Boston Institutional Services, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934 and Report of
Independent Auditors on Internal Control Pursuant
to Securities and Exchange Commission Rule 17a-5
December 31, 2004
(Filed as Nonconfidential Information)

 **PRICEWATERHOUSE COOPERS** 🌐

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Boston Institutional Services, Inc.

In our opinion, the accompanying statement of financial condition that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, presents fairly, in all material respects, the financial position of Boston Institutional Services, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2005

Boston Institutional Services, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 8,278,886
Restricted cash	1,200,000
Commissions and fees receivable	497,637
Prepaid research	3,377,346
New York Stock Exchange membership	1,000,000
Boston Stock Exchange membership	5,000
Investments	3,300
Other assets	165,180
Total assets	**$ 14,527,349**

Liabilities and Stockholder's Equity

Liabilities

Accrued research and statistical services	$ 4,476,378
Payable to affiliate	2,520,721
Accrued expenses and other liabilities	923,985
Total liabilities	**7,921,084**

Stockholder's equity

Preferred stock, Series A, $8 noncumulative, nonvoting, nonredeemable, nonconvertible, $100 par value; 1,000 shares authorized; 700 shares issued and outstanding	70,000
Preferred stock, not designated, $100 par value; 1,000 shares authorized; no shares issued and outstanding	-
Treasury stock (700 shares at par)	(70,000)
Common stock, $1 par value; 7,500 shares authorized; 5,175 shares issued and outstanding	5,175
Additional paid-in capital	6,293,485
Retained earnings	307,605
Total stockholder's equity	**6,606,265**
Total liabilities and stockholder's equity	**$ 14,527,349**

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Boston Institutional Services, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange ("NYSE"), and the Boston Stock Exchange ("BSE").

   The Company provides its customers with research and statistical services consistent with its fiduciary responsibilities under Section 28(e) of the Securities Acts Amendments of 1975 and other applicable securities and fiduciary legislation and regulations.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all short-term investments with an original maturity of three months or less and money market mutual fund investments to be cash equivalents. At December 31, 2004, the Company has $553,111 in money market mutual funds and $5,722,839 in U.S. Treasury Bills. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

   Investments
   Investments include 300 NASD warrant certificates valued at $3,300. These warrants convey the right to purchase 300 NASDAQ® shares in each of two remaining tranches at $15 and $16 per share. The tranches are exercisable for a one-year period and expire in June 2005 and June 2006. These investments are accounted for at fair value.

   Prepaid Research and Research and Statistical Services
   Liabilities for research and statistical services expenses are accrued as commissions are earned. Conversely, if research and statistical services expenses are incurred prior to the generation of commissions, they are recorded as prepaid research.

   Use of Estimates
   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Boston Institutional Services, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Notes to Financial Statements
December 31, 2004

3. **Restricted Cash**

Cash of approximately $1,200,000 has been segregated in a special reserve bank account for the exclusive benefit of customers related to commission recapture liabilities under Rule 15c3-3 of the SEC. At December 31, 2004, the Company had a liability of $1,080,290 owed to customers for commission recapture.

4. **Net Capital Requirement**

As a member of the New York Stock Exchange, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital under the Rule of $1,999,118, which was $1,471,046 in excess of its minimum required net capital of $528,072. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 3.96 to 1.

5. **Guarantees**

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the Company is responsible for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company's exposure applies to all trades executed through the clearing broker; therefore, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. **Related-Party Transactions**

During the fiscal year ended December 31, 2004, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

During the year ended December 31, 2004, the parent company contributed all outstanding preferred stock back to the Company. The Company recorded the contribution of $70,000 as treasury stock using the par value method.

The Company has a line of credit with BISYS, which bears interest at LIBOR plus 200 basis points, adjusted annually for the subsequent period based on LIBOR at June 30. The outstanding balance at December 31, 2004 was $2,455,522. The principal amount is due January 2, 2012.

7. **Lease Commitments**

    The Company has an operating lease for its premise.

    Future minimum lease commitments under noncancelable operating lease at December 31, 2004 are as follows:

2005	$	325,697
2006		320,020
2007		320,020
2008		320,020
2009		320,020
Thereafter		1,306,749
	$	2,912,526

8. **Regulatory Compliance**

    The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii) since the Company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with clearing firms.

    The Company claims exemption from the carrying firm provisions for purposes of 15c3-3, because it has elected to deposit money into a separate 15c3-3 bank account similar to those accounts established under a 15c3-3 (k)(2)(i) exemption and the balance in the bank account at all times exceeds the payables to customers. The Company issues checks from this bank account to pay the customer or the creditor of the customer.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Pursuant
to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Boston Institutional Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boston
Institutional Services, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company")
for the year ended December 31, 2004, we considered its internal control, including control activities
for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing
our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
   3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
   securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs

6

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005



BOSTON INSTITUTIONAL SERVICES

A BISYS® COMPANY

100 Summer Street
16th Floor, Suite 1600
Boston, MA 02110

617/223-5606
fax 617/223-5650
E-mail: brian.lynch@bis.bisys.com

Members New York
Stock Exchange, Inc.

February 24, 2005

Brian F. Lynch
Chief Compliance Officer

Securities and Exchange Commission
Attn: Registration Officer
450 Fifth Street, NW
Washington, DC. 202549

RE: Statement of Financial Condition for Public Consumption

Dear Sir or Madam:

Enclosed for public distribution on behalf of Boston Institutional Services, Inc. is its Statement of Financial Condition for year ending December 31, 2004.

Sincerely,

Brian F. Lynch
Compliance Officer

